October 15, 2024

Colin Ellis
Chief Financial Officer and Director
Fintech Scion Limited
M Floor & 1st Floor
No. 33, Jalan Maharajalela
50150, Kuala Lumpur, Malaysia

        Re: Fintech Scion Limited
            Form 10-K for Fiscal Year Ended December 31, 2023
            Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31,
2023
            Response dated October 11, 2024
            File No. 000-55685
Dear Colin Ellis:

        We have reviewed your October 11, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 18, 2024 letter.

Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31, 2023
General

1. We read your response to prior comment 1. Please file an Item 4.02 Form 8-K, since your previously issued financial statements should no longer be relied upon due to the restatement. Refer to General Instruction B.1 and Item 4.02 of Form 8-K. Also, file the related amendment to your Form 10-K.
 October 15, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services